July 31, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied UV, Inc.

Amendment No.1 to Registration Statement on Form S-1

Submitted July 16, 2020

File No. 333-239892

Dear Staff:

On behalf of Applied UV, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 29, 2020 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) submitted on July 16, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Prospectus Summary, page 4

1. We note that you have added disclosure in risk factors in response to comment 1 that the ResInnova laboratory does not have the required biosafety credentials to test against SAR- CoV-2 and that the OC43 human coronavirus is a common surrogate for SAR-CoV-2. Please revise your disclosure in this section to state clearly that the ResInnova study was not conducted on SAR-CoV-2.

The Company has revised the disclosure contained in the first paragraph on page 4 of the Form S-1/A to include the following sentence:

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“The ResInnova study did not test the SteriLumen Disinfecting System against SARS-CoV-2.”

Summary of the Offering, page 8

2. We have the following comments related to the summary of the offering:

•	You disclose here and on page 31 that 5,013,316 shares of common stock are outstanding prior the offering. However, throughout the remainder of the registration statement, you disclose that 5,103,316 common shares are outstanding. Please revise your registration statement to reconcile the number of common shares outstanding prior to the offering.

•	Footnote (1) states that the 6,186,855 shares of common stock to be outstanding after the offering “does not include 51,034 shares of common stock to be issued to Carmel, Milazzo & Feil LLP upon the effectiveness of the registration statement related to the offering.” However, footnote (2) says the same number of shares of common stock to be outstanding after the offering “includes 51,034 shares of common stock to be issued to Carmel, Milazzo & Feil LLP upon the effectiveness of the registration statement related to the offering.” Please revise your footnotes accordingly.

•	Please reconcile the 6,186,855 common shares to be outstanding after the offering with the corresponding disclosure under Shares Eligible for Future Sale on page 63.

The number of shares of Company common stock outstanding has increased and the Company has revised the disclosure on page 8 and though out the Form S-1 to reflect the correct number of shares outstanding on the dates referenced.

Risk Factors

Certain ResInnova testing limitations., page 17

3. Please revise to provided the missing variables that you have bracketed in this risk factor.

The Company has revised the risk factor to include the missing variables that were bracketed.

Risks Relating to Ownership of Our Securities

Our certificate of incorporation will designate the Court of Chancery..., page 29

4. We note your response to comment 3. In the first sentence of the second paragraph of this section, you refer to the "application of the Securities Act by federal judges". Since you state on page 63 that this provision does not apply to claims arising under federal securities laws, please remove the reference to a federal forum for Securities Act claims or clarify the basis for the statement.

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The Company has deleted the reference to a federal forum for Securities Act claims.

Management, page 53

5. Please revise your disclosure to more specifically describe Mr. Saeed's employment from 2016 to the present, including the dates that he was in his role at Ubiquity LLC. In addition, please provide the dates of Mr. Doyle's employment experience over the past five years. Refer to Item 401(e) of Regulation S-K.

The Company has revised the descriptions of Mr. Saeed’s and Mr.’s Doyle’s employment to include the requested specificity.

Description of Securities Warrants, page 61

6. We note your response to comment 7. Please revise to describe the persons or entities that the warrants were issued to, such as whether they are related parties, and what type of consulting services they provide.

The Company has revised the disclosure on page 61 of the Form S-1/A to state:

“On July 1, 2020, the Company issued a warrant to Primary Capital LLC, a full service investment banking firm, to purchase 750 shares of Company common stock and a warrant to Robert Nathan, a managing director at Primary Capital, to purchase 4,250 shares of company Common Stock, in each case at a $5.00 per share exercise price in exchange for consulting services related to potential financing opportunities for the Company. Neither Primary Capital nor Robert Nathan is a related party to the Company.”

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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